Salary.com, Inc.

195 West Street

Waltham, MA 02451

February 12, 2007

By EDGAR and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Jay Ingram

RE:	Salary.com, Inc.

Registration Statement on Form S-1

File No. 333-138646

Dear Mr. Ingram:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), Salary.com, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) to 4:00 p.m., Eastern time on February 14, 2007, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Act.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SALARY.COM, INC.

By:	/s/ Elliot J. Mark
Elliot J. Mark Senior Vice-President & General Counsel

February 12, 2007

By EDGAR and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Jay Ingram

RE:	Salary.com, Inc.

Registration Statement on Form S-1

File No. 333-138646

Dear Mr. Ingram:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, the undersigned, as representative of the underwriters of the proposed issue, hereby joins the request of Salary.com, Inc. that the effective date of the above-mentioned Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern time on February 14, 2007, or as soon thereafter as practicable.

Sincerely, THOMAS WEISEL PARTNERS LLC As Representative of the Underwriters

By:	/s/ Jack Helfand
Name: Jack Helfand Title: Principal and Associate General Counsel

February 12, 2007

By EDGAR and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Jay Ingram

RE:	Salary.com, Inc.

Registration Statement on Form S-1

File No. 333-138646

Dear Mr. Ingram:

Pursuant to Rule 460 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that we have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 26, 2007:

Institutional Investors	6,103
Retail Investors	3,350
Underwriters and Dealers	10

The underwriters and dealers of the above issue were advised that they must comply with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended. The undersigned, as representative, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Exchange Act.

Sincerely, THOMAS WEISEL PARTNERS LLC As Representative of the Underwriters

By:	/s/ Jack Helfand
Name: Jack Helfand Title: Principal and Associate General Counsel